UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Resolutions Adopted at the General Ordinary Shareholders’ Meeting and Extraordinary Shareholders’ Meeting for Grupo Aeroportuario del Pacifico on April 13, 2023

GUADALAJARA, Mexico, April 14, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the following resolutions adopted at the Annual General Ordinary and Extraordinary Shareholders’ Meetings yesterday, with a quorum of 87.05% and 87.33%, respectively:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

I. In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following were APPROVED:

a. The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2022, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (“MFRS”), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”), each based on the Company’s most recent financial statements for the fiscal year ended December 31, 2022, under both standards, as well as the 2022 Sustainability Report.

b. Board of Directors’ opinion of the Chief Executive Officer’s report.

c. Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Law of Commercial Corporations, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d. Report on transactions and activities undertaken by the Company’s Board of Directors during the fiscal year ended December 31, 2022, pursuant to the Mexican Securities Market Law.

e. The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law, as well as the ratification of the actions of the various committees, and release from further obligations.

f. Report on the Company’s compliance with tax obligations for the fiscal year from January 1 to December 31, 2021, and an instruction to Company officers to comply with tax obligations corresponding to the fiscal year from January 1 and ended December 31, 2022, in accordance with Article 26, Section III of the Mexican Fiscal Code.

II. APPROVAL of the ratification of the actions by our Board of Directors and officers and release from further obligations in the fulfillment of their duties as approved by the governing bodies.

III. APPROVAL of the Company’s financial statements for the fiscal year from January 1 to December 31, 2022, on an unconsolidated basis, in accordance with MFRS for purposes of calculating legal reserves, net income, fiscal effects related to dividend payments and capital reduction, as applicable, and APPROVAL of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with IFRS for their publication to financial markets, with respect to our operations that took place during the fiscal year from January 1 to December 31, 2022; and APPROVAL of the external auditor’s report regarding both aforementioned financial statements.

IV. APPROVAL that of the Company’s net income for the fiscal year ended December 31, 2022, reported in its unconsolidated financial statements, presented in agenda item III above and audited in accordance with MFRS, which was Ps. 8,882,181,314.00 (EIGHT BILLION EIGHT HUNDRED EIGHTY-TWO MILLION ONE HUNDRED EIGHTY-ONE THOUSAND THREE HUNDRED FOURTEEN PESOS 00/100 M.N.), the allocation of Ps. 444,109,066.00 (FOUR HUNDRED FORTY-FOUR MILLION ONE HUNDRED NINE THOUSAND SIXTY-SIX PESOS 00/100 M.N.), towards increasing the Company’s legal reserve, which represents 5% (FIVE PERCENT) of the net income, in accordance with Article 20 of the Mexican General Law of Commercial Corporations, with the remaining balance of Ps. 8,438,072,248.00 (EIGHT BILLION FOUR HUNDRED THIRTY-EIGHT MILLION SEVENTY-TWO THOUSAND TWO HUNDRED FORTY-EIGHT PESOS 00/100 M.N.) to be allocated to the retained earnings account.

V. APPROVAL that from the retained earnings account pending application which amounts to a total of Ps. 11,685,291,653.00 (ELEVEN BILLION SIX HUNDRED EIGHTY-FIVE MILLION TWO HUNDRED NINETY-ONE THOUSAND SIX HUNDRED FIFTY-THREE PESOS 00/100 M.N.), a dividend will be declared equal to Ps. 14.84 (FOURTEEN PESOS 84/100 M.N.) pesos per share, to be paid to the holders of each share outstanding on the payment date, excluding any shares repurchased by the Company in accordance with Article 56 of the Mexican Securities Market Law; any amounts of retained earnings pending application remaining after the payment of such dividend will remain in the retained earnings account pending application. The dividend will be payable in one or more installments within 12 (twelve) months after April 13, 2023.

VI. APPROVAL of the cancellation of the outstanding balance, as of the date of the General Ordinary Shareholders’ Meeting, under the Share Repurchase Program approved at the General Ordinary Shareholders’ Meeting that took place on April 22, 2022, which amounts to Ps. 499,486,566.00 (FOUR HUNDRED NINETY-NINE MILLION FOUR HUNDRED EIGHTY-SIX THOUSAND FIVE HUNDRED SIXTY-SIX PESOS 00/100), and the approval of Ps.2,500,000,000.00 (TWO BILLION FIVE HUNDRED MILLION PESOS 00/100 M.N.) as the maximum amount to be allocated to the repurchase of the Company’s shares or credit instruments that represent such shares for the 12-month period following April 13, 2023, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VII. RATIFICATOIN of the four members of the Board of Directors and their respective alternates appointed by the Series BB shareholders as follows:

Propietary Members	Alternate Members
Laura Diez Barroso Azcárraga	Claudia Laviada Diez Barroso
Ignacio Castejón Hernández	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow	Eduardo Sánchez Navarro Redo
María Ángeles Rubio Alfayate	Carlos Alberto Rohm Campos

VIII. It is registered that there was no designation of person(s) that will serve as member(s) of the Company’s board of directors, by any holder or group of holders of Series B shares that owns, individually or collectively, 10% or more of the Company’s capital stock.

IX. It was INFORMED to the Shareholders that this point was withdrawn in order to reconsider the voting method for independent members. This will be done at a forthcoming Shareholders´ Meeting to be held shortly.

X. RATIFICATION of Ms. Laura Diez Barroso Azcárraga as Chairwoman of the Company’s board of directors, and the designation of Ms. Claudia Laviada Diez Barroso as Alternate, in accordance with Article 16 of the Company’s by-laws.

XI. APPROVAL of (i) the compensation paid to the independent members of the Company’s Board of Directors during the 2022 fiscal year and (ii) the compensation to be paid to the Company’s Board of Directors for the 2023 fiscal year proposed by the Compensation and Nominations Committee.

XII. It was INFORMED to the Shareholders that this point was withdrawn to be reconsidered in a forthcoming Shareholders´ Meeting to be held shortly.

XIII. RATIFICATION of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee will be comprised as follows:

Carlos Cárdenas Guzmán, President
Ángel Losada Moreno, Member
Joaquín Vargas Guajardo, Member

XIV. It was INFORMED the report concerning compliance with Article 29 of the Company’s bylaws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

XV. APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

EXTRAORDINARY SHAREHOLDERS’ MEETING

I. APPROVAL of the cancellation of 7,024,113 (SEVEN MILLION TWENTY-FOUR THOUSAND ONE HUNDRED THIRTEEN) shares held in the Company’s treasury.

II. APPROVAL to perform all corporate legal formalities required, including the amendment of SIXTH Article of the Company’s by-laws, derived from the adoption of resolutions at this Shareholders’ Meeting, to read as follows “SIXTH ARTICLE.- Common Stock. The common stock will be variable. The minimum fixed part of the capital is Ps. 8,197,535,635.20 (EIGHT BILLION ONE HUNDRED NINETY-SEVEN MILLION FIVE HUNDRED THIRTY-FIVE THOUSAND SIX HUNDRED THIRTY-FIVE PESOS 20/100 M.N.), represented by 505,277,464 (FIVE HUNDRED FIVE MILLION TWO HUNDRED SEVENTY-SEVEN THOUSAND FOUR HUNDRED SIXTY-FOUR) ordinary shares, nominative, of Class I and without expression of nominal value, fully subscribed and paid”.

III. APPROVAL of amendment of the Company's Bylaws to add Article 29 Bis to create the Sustainability Committee, to read as follows:

“ARTICLE TWENTY NINETEENTH BIS. Sustainability Committee. The Company will have a Sustainability Committee, which will be integrated by 3 (three) proprietary members and their respective alternates, composed follows: the Chairman of the Committee and his respective alternate appointed by the Series "BB" Shareholders, the Chief Executive Officer of the Company and an Independent Director and his alternate appointed by the Board of Directors.

The Sustainability Committee may have a Secretary, not a member of the Board of Directors, designated by the Board of Directors.

The members of the Sustainability Committee shall remain in office for one year or until the persons appointed to substitute them take up their duties.

The Sustainability Committee shall have the following functions and faculties:
1. Follow up on the strategic sustainability goals and objectives.
2. Identify legal, social, labor, and environmental ESG risks that may affect the organization and define strategies to mitigate such risks.
3. Provide suggestions, initiatives, and proposals that improve performance, promote innovation, and contribute to fulfilling goals and position the company's sustainable leadership.
4. Promote dialogue and collaboration tools with priority interest groups to integrate them into the sustainable management of the business.
5. Monitor the evolution of the strategy, ensuring a direct or indirect contribution to the goals established in the strategy.
6. Ensure the delivery of information, data, and evidence of the results obtained from the actions established in the strategy for preparing an Annual Strategy Performance Report to the Board of Directors.
7. Additional functions and faculties may be instructed by the Board of Directors from time to time.

The committee may request the opinion of independent experts in cases where it considers appropriate. The Board of Directors will establish the guidelines for the operation of the Sustainability Committee.”

IV. APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 14, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer